SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)
(Amendment No. _______)*

FACE UP ENTERTAINMENT GROUP, INC.
_________________________________________________________________________
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001
_________________________________________________________________________
(Title of Class of Securities)

30304D 101
______________________________________________
(CUSIP Number)

David Lubin, Esq.
David Lubin & Associates, PLLC
10 Union Avenue
Suite 5
Lynbrook, New York 11563
 (516) 887-8200
_________________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 8, 2012
_____________________________________________________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1 (g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 8 Pages)
________________________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30304D 101	13D	Page 2 of 8

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Special Times For Special Needs, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,654,900
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,654,900
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,654,900
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 9.89%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO (not for profit corporation)

CUSIP No. 30304D 101	13D	Page 3 of 8

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Gabriel Solomon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,654,900
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,654,900
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,654,900
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 9.89%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 30304D 101	13D	Page 4 of 8

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Zachary Grossman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 500,000
	8	SHARED VOTING POWER 5,654,900
	9	SOLE DISPOSITIVE POWER 500,000
	10	SHARED DISPOSITIVE POWER 5,654,900
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,154,900
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 10.76%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 30304D 101	13D	Page 5 of 8

Item 1. Security and Issuer.

This Schedule 13D is jointly filed by Special Times For Special Needs Inc, a New York not for profit corporation, Gabriel Solomon in his capacity as Secretary and Zachary Grossman in his capacity as President of Special Times For Special Needs Inc and relates to the common stock, par value $0.0001 per share of Face Up Entertainment Group, Inc. a Florida corporation (the “Issuer”). The principal executive offices of the Issuer are located at 20 East Sunrise Highway, Suite 202, Valley Stream, New York 11581.

Item 2. Identity and Background.

(a)           This Schedule 13D is filed by Special Times For Special Needs Inc. a New York not for profit corporation (“STSN”), Gabriel Solomon (“Solomon”) and Zachary Grossman (“Grossman” and together with STSN and Solomon, the “Reporting Persons”).
(b)           STSN’s address is 20 East Sunrise Highway, Valley Stream, New York 11581. Solomon’s address is 71-27 147th Street, Flushing, New York 11367. Grossman’s address is 485 West 187th Street, Apartment 1A, New York, New York 10033.

(c)           STSN is a New York not for profit corporation whose primary business  is as a religious charitable organization for educational and scientific purposes.  Solomon is a photographer and photo editor at the Life Capture Images and Gabriel Solomon Productions located at 71-27 147th Street, Flushing, New York 11367. Grossman is a manager of systems administrations for CSU Industries Inc., 395 Pearsall Avenue, #3, Cedarhurst, New York.

(d)           During the last five years, the Reporting Persons have not been convicted in any criminal proceeding.

(e)           During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Solomon and Grossman are citizens of the United States.

CUSIP No. 30304D 101	13D	Page 6 of 8

Item 3. Source and Amount of Funds or Other Consideration.

On October 13, 2011, BFSF LLC donated 980,000 shares of the Issuer’s common stock to STSN, on February 3, 2012, IDD Internet Services Inc. donated 774,900 shares of the Issuer’s common stock to STSN and on February 8, 2012, Surge Partners Ltd. donated 1,500,000 shares of the Issuer’s common stock to STSN.

On March 16, 2012, STSN purchased 2,400,000 shares of the Issuer’s common stock from END-IRA, Inc. FBO Serafima Lemberg for $6,480 pursuant to a stock purchase agreement dated March 16, 2012.

Item 4. Purpose of Transaction.

The shares of common stock acquired by STSN were acquired for investment purposes. The Reporting Persons presently do not have any plans or proposals that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)           As of May 8, 2012, Solomon and STSN are each deemed to be the beneficial owners of 5,654,900 shares of the Issuer’s common stock representing 9.89% of the Issuer’s outstanding common stock and Grossman is deemed to be the beneficial owner of 6,154,900 shares of the Issuer’s common stock representing 10.76% of the Issuer’s outstanding common stock based on 57,175,000 shares of common stock outstanding as of May 8, 2012.

 (b)          The Reporting Persons are each deemed to have shared power to vote or to direct the vote of 5,654,900 shares and to dispose of or to direct the disposition of 5,654,900 shares of common stock of the Issuer. Grossman is deemed to have sole power to vote or to direct the vote of 500,000 shares and to dispose of or to direct the disposition of 500,000 shares of common stock of the Issuer.

(c)           During the past 60 days, the Reporting Persons affected no transactions in the Issuer’s common stock other than as set forth in Item 3 above and except, on May 2, 2012, Grossman purchased 500,000 shares of the Issuer’s common stock from Small Cap Consultants Inc. for $20,000 pursuant to a stock purchase agreement dated May 2, 2012.

(d)           No entity or person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common shares of common stock that are held by the Reporting Persons.

(e)           Not applicable.

CUSIP No. 30304D 101	13D	Page 7 of 8

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7. Material to be Filed as Exhibits.

Exhibit 1.    Joint Filing Agreement dated May 9, 2012, between Gabriel Solomon and Special Times For Special Needs Inc.
.
Exhibit 2     Stock Purchase Agreement dated March 16, 2012 between END-IRA, Inc. FBO Serafima Lemberg and Special Times For Special Needs Inc.

CUSIP No. 30304D 101	13D	Page 8 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 9, 2012

Special Times For Special Needs Inc.

By: /s/ Gabriel Solomon
Gabriel Solomon, Secretary

/s/Gabriel Solomon
Gabriel Solomon

/s/Zachary Grossman
Zachary Grossman